SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 4)
NATIONAL COAL CORP.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
632381208

(CUSIP NUMBER)
Small Ventures USA, L.P.
Attn: Kayla Bruzzese
3050 Post Oak Blvd., Suite 460
Houston, TX 77056
Tel. No.: (713) 341-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 26, 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA, L.P. 76-0556398

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William O. Perkins III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA GP LLC 26-3084617

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TX

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	OO

AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 to Schedule 13D is being filed by Small Ventures USA, L.P., Small Ventures USA GP LLC and William O. Perkins III relating to the shares of common stock, par value $0.0001 per share, of National Coal Corp, a Florida corporation. This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 1, 2008 (the “Original 13D”), as amended by the Amendment No. 1 to the Original 13D filed with the Securities and Exchange Commission on August 7, 2008, as further amended by Amendment No. 2 to the Original 13D filed with the Securities and Exchange Commission on August 12, 2008 and as further amended by Amendment No. 3 to the Original 13D filed with the Securities and Exchange Commission on August 25, 2008 (as amended, the “13D”).
Item 3. Source and Amount of Funds
Item 3 of the 13D is hereby deleted in its entirety.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The Reporting Persons sold their entire position in the Issuer as of August 27, 2008.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) The Reporting Persons beneficially own 0 shares of common stock of the Issuer, representing 0% of the Issuer’s outstanding common stock.
(b) The Reporting Persons do not have the sole or shared power to vote or dispose of any shares of common stock of the Issuer.
(c) On August 27, 2008, the Reporting Persons sold their entire position in the Issuer in a private transaction to Centaurus Energy Master Fund LP for $7.57 cash per share and ceased to be a beneficial owner of five percent of a class of securities of the Issuer. See “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” below, which is incorporated by reference herein. Except for the sale of common stock described in the immediately preceding sentence, the Reporting Persons have not effected any transactions in the securities of the Issuer since their most recent filing on Schedule 13D.
(d) Not applicable.
(e) The Reporting Persons ceased to be beneficial owners of 5% of the Issuer’s common stock as of August 27, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby supplemented by adding the following:
     On August 26, 2008, the Reporting Persons and Centaurus Energy Master Fund L.P. (the “Purchaser”) entered into an oral agreement pursuant to which the Reporting Persons sold, and the Purchaser purchased effective as of August 27, 2008, 3,313,595 shares of common stock of the Issuer for a price per share equal to the mean of the closing price of the Issuer’s common stock on the NASDAQ Global Market as of August 27, 2008 and $6.63. Small Ventures is a contractor engaged by an affiliate of the Purchaser to provide certain services and is an indirect minority limited partner of the Purchaser.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2008	SMALL VENTURES USA, L.P.

By: Small Ventures USA GP LLC, its general partner

	By:	/s/ William O. Perkins III
	Title:	President

SMALL VENTURES USA GP LLC

	By:	/s/ William O. Perkins III

	Name:	William O. Perkins III
	Title:	President

WILLIAM O. PERKINS III

	By:	/s/ William O. Perkins III